Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

November 13, 2012

INLAND REAL ESTATE INCOME TRUST, INC.

Inland Real Estate Income Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) on September 12, 2011, and the registration statement became effective on October 18, 2012, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, as supplemented, and other documents the Company has filed with the SEC for more complete information about the Company and this offering.   You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 826-8228.

On November 7, 2012 bisnow.com, an online commercial real estate publication, published an article, the full text of which is reproduced below, after asking for and obtaining an interview with G. Joseph Cosenza, the Vice Chairman and a principal of the parent company of our sponsor.

The article was not prepared or reviewed by the Company or any of its affiliates prior to publication. Bisnow on Business, Inc., the publisher of the article, routinely publishes articles on commercial real estate business news. Bisnow on Business, Inc. is wholly unaffiliated with the Company, and neither the Company, its sponsor, Inland Real Estate Investment Corporation, nor any of its affiliates have made any payment or given any consideration to the Bisnow on Business, Inc. in connection with the article below or any other matter published by Bisnow on Business, Inc. concerning the Company or any of its affiliates.  Statements in the article that are not attributed directly to Mr. Cosenza represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any of its affiliates.

Full Text of bisnow.com Article

Inland’s $2.2B Year

Look for Inland Group to spend $2.2B buying CRE this year (‘11 was $1.5B), says vice chair Joe Cosenza. And (surprise, surprise) it’s retail—centers from New York to Georgia to Missouri. He calls this the company’s “greatest growth year.” (Somebody console Multifamily; it’s not used to losing prom queen.)

Joe closed on a $166M investment in City Center at White Plains last month, the best urban in-fill retail property he ever bought, he says. Last spring, he paid $75M for the Bayonne Crossing Shopping Center in NJ. The activity reflects a bright financing picture. Joe tells us that he can easily lock-up 10-year money at “extremely attractive fixed rates” and that he just did a deal with a “huge” bank that issued its first 10-year paper for a CRE loan.

Bayonne Crossing (above) and City Center across from a Ritz Carlton offer yield for a lender, says Joe. With CDs and T-bills paying mini returns, investors see real estate as the next safest place to park money (with mattresses and frozen yogurt franchises coming in a close third and fourth). Inflation won’t be a big problem for the next few years. But the economy, Joe says, is still “in the scare zone” with a long way to go before returning to normal. Joe likes that White Plains and Bayonne both have an array of stores that bring shoppers back weekly and rents low enough to withstand a blip in the economy.